ETF Labs Trust

30 Maple Street, 2nd Floor

Summit, New Jersey 07901

June 13, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	ETF Labs Trust (the “Trust”) File Nos.: 333-204738 and 811-23064 ETF 50TM (S000050396)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed for the purpose of registering shares of ETF 50TM as a new series of the Trust. No securities were sold in connection with the Registration Statement, and the Trust has determined not to proceed with the offering of this series at this time.

Date Filed	Submission Type	Accession Number
June 5, 2015	N-1A	0001144204-15-035625

If you have any questions regarding the enclosed, please do not hesitate to contact me at (202) 775-1207 or dmahaffey@sullivanlaw.com.

Sincerely,

/s/ David C. Mahaffey

David C. Mahaffey

Sullivan & Worcester LLP

Enclosures